(212) 318-6054

vadimavdeychik@paulhastings.com

December 4, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Attention:  Ms. Anu Dubey

Re:                             Brookfield Investment Funds (the “Registrant”)

File Numbers: 333-221192; 811-221192

Dear Ms. Dubey:

This letter responds to additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 1, 2017 with respect to the registration statement on Form N-14 of the Registrant (the “Registration Statement”), which was filed with the Commission on October 27, 2017 (SEC Accession No. 0001104659-17-064393), for the purpose of reorganizing Center Coast MLP Focus Fund (the “Acquired Fund”), a series of Investment Managers Series Trust, into Center Coast Brookfield MLP Focus Fund, a series of the Registrant (the “Acquiring Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, shall have the same meanings ascribed to them in the Registration Statement.

Joint Proxy Statement/Prospectus

Comment 1:  In relation to the Fee Table, under the section entitled “Comparison of Fee Tables and Expense Examples,” please revise the Maximum Deferred Sales Charge line item for Class A Shares in the Fee Table of the Acquiring Fund from “None” to “1.00%.”

Response:  The Registrant confirms that the requested revision has been made.

Comment 2:  With respect to the Acquiring Fund’s concentration policy, please include disclosure explicitly stating that, to the extent that the Acquiring Fund may invest in any affiliated and/or unaffiliated investment companies, the Acquiring Fund will consider the investments of such underlying investment companies when determining compliance with its own concentration policy.

Response:  The Registrant confirms that it has added appropriate disclosure under the section entitled “Notes to Investment Restrictions,” as requested.

Comment 3:  In the section entitled “Tax Risks,” please add additional disclosure to the “Hypothetical Effect of Deferred Tax Calculation on Performance-Up Market” and “Hypothetical Effect of Deferred Tax Calculation on Performance-Down Market” examples that more thoroughly explains the information presented by the examples.

Response:  The Registrant respectfully submits that it has added the following sentences to the relevant section: “Since the Fund will be taxable as a regular corporation, or “C” corporation, for U.S. federal income tax purposes, it must accrue tax expense (or benefit) on the Fund’s taxable income (or loss).  In the below example entitled “Hypothetical Effect of Deferred Tax Calculation on Performance-Up Market,” the Fund’s NAV increases less than the price of MLPs held by the Fund, because the accrued taxes will generally provide a “tax drag” during periods of positive performance. In the below example entitled “Hypothetical Effect of Deferred Tax Calculation on Performance-Down Market,” the Fund’s NAV decreases less than the price of MLPs held by the Fund, because the accrued taxes will generally provide a “tax buffer” during periods of negative performance.”

Comment 4:  Please delete the following sentence in the section entitled “Notes to Investment Restrictions”: “[t]he Trust’s use of these classification systems is not a fundamental policy of the Fund and therefore, can be changed without shareholder approval.”

Response:  The Registrant confirms that it has deleted the sentence requested.

Comment 5:  If there is no lead portfolio manager for the Acquiring Fund and, instead, Dan C. Tutcher, Robert T. Chisholm, and Jeff Jorgensen will jointly share the responsibility, please revise the second sentence of the section entitled “Portfolio Managers” to include the underlined language:  “Dan C. Tutcher, Robert T. Chisholm and Jeff Jorgensen will jointly and primarily share the responsibility for the day-to-day management of the Acquiring Fund.”

Response:  The Registrant confirms that it has made the requested revision.

Comment 6:  Regarding the “Investors Eligible for Sales Charge Waivers” section, pursuant to IM Guidance 2016-06 and Item 12(a)(2) of Form N-1A, please confirm that, if the Registrant enters into any agreement or arrangement identified in number (3) or number (4) of that section, it will incorporate by reference into the Prospectus an appendix disclosing the broker-dealers, financial intermediaries, or other financial institutions party to any such agreement or arrangement.

Response:  Confirmed.

Comment 7:  Please provide disclosure on how abstentions will be counted for Proposal 1 if such disclosure does not currently appear.

Response:  The Registrant respectfully submits that the following language is already included in the Registration Statement and that no further disclosure with respect to abstentions is necessary:  “[b]ecause Proposal 1 requires a ‘vote of a majority of the outstanding shares entitled to vote,’ as described above, abstentions and broker non-votes will have the effect of votes against Proposal 1.”

Comment 8:  Please delete the last sentence in the section entitled “Effect of Abstentions and Broker ‘Non-Votes.’”

Response:  The Registrant confirms that it has deleted the sentence requested.

Appendix B

Comment 9:  Under the section entitled “Additional Information About the Fund’s Investment Objective, Investment Strategies, and Related Risks,” please revise the disclosure regarding Temporary Defensive Positioning to state explicitly that taking a temporary defensive position is inconsistent with the Fund’s principal investment strategies.

Response:  The Registrant confirms that it has revised the disclosure under the section entitled “Additional Information About the Fund’s Investment Objective, Investment Strategies, and Related Risks,” as requested.

Statement of Additional Information

Comment 10:  Please revise the section of the SAI entitled “Pro forma Financial Information” to state that the Acquired Fund, rather than the Acquiring Fund, will be the accounting survivor after the Reorganization.

Response:  The Registrant confirms that the requested revision has been made.

Comment 11:  In the section entitled “Non-Public Portfolio Holdings,” pursuant to Item 16(f)(2) of Form N-1A, please identify the names of the relevant service providers.

Response:  The Registrant confirms that it has added appropriate disclosure under the section entitled “Non-Public Portfolio Holdings,” as requested.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP